GENERAL GENOMICS, INC.

Consolidated financial statement for the period ended October 26, 2020

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



Belle Business Services
Certified Public Accountants

INDEPENDENT ACCOUNT'S REVIEW REPORT

To the Board of Directors
General Genomics, Inc.
Midland, Texas

We have reviewed the accompanying financial statements of General Genomics, Inc., which comprise of the consolidated balance sheet as of October 26, 2020, and the related consolidated statement of income, consolidated statement of equity and consolidated statement of cash flows for the period then ended, and the related consolidated notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Belle Business Services, LLC

Belle Business Services, LLC
November 4, 2020

GENERAL GENOMICS, INC.
CONSOLIDATED BALANCE SHEET
OCTOBER 26, 2020

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	158,806
Accounts receivable, net		236,696
Prepaid expenses and other current assets		6,737
TOTAL CURRENT ASSETS		402,239
PROPERTY AND EQUIPMENT		
Property and equipment, net		9,988
OTHER ASSETS		
Intangible assets		75,307
TOTAL ASSETS	$	487,534

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts payable	$	17,382
TOTAL CURRENT LIABILITIES		17,382
LONG-TERM LIABILITIES		
Notes payable - related party		65,829
TOTAL LONG-TERM LIABILITIES		65,829
TOTAL LIABILITIES		83,211
SHAREHOLDERS' EQUITY		
Common stock, see note 6		710
Additonal paid-in capital		929,793
Retained earnings		(526,180)
TOTAL SHAREHOLDERS' EQUITY		404,323
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	487,534

See independent accountant's review report and accompanying notes to financial statements.

GENERAL GENOMICS, INC.
CONSOLIDATED STATEMENT OF INCOME
OCTOBER 26, 2020

REVENUES	$ 219,313
COST OF GOODS SOLD	23,565
GROSS PROFIT	195,748
OPERATING EXPENSES	
Advertising and marketing	1,097
Business development	155,966
Depreciation and amortization expense	8,457
General and administrative	14,414
Legal and professional fees	154,221
Management fees	36,851
Patent development	142,106
Software development	174,556
Start up and organizational	34,136
TOTAL OPERATING EXPENSES	721,804
NET OPERATING INCOME	(526,056)
OTHER INCOME/(EXPENSES)	
Interest expense	(124)
TOTAL OTHER INCOME/(EXPENSES)	(124)
NET LOSS	$ (526,180)

See independent accountant's review report and accompanying notes to financial statements.

GENERAL GENOMICS, INC.
CONSOLIDATED STATEMENT OF EQUITY
OCTOBER 26, 2020

	Common Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount			
BEGINNING BALANCE, APRIL 9, 2020	-	$ -	-	$ -	$ -
Issuance of common stock	70,999,999	710	679,793	-	$ 680,503
Issuance of SAFE Obligation	-	-	250,000	-	$ 250,000
Net income	-	-	-	(526,180)	$ (526,180)
ENDING BALANCE, OCTOBER 26, 2020	**70,999,999**	**$ 710**	**$ 929,793**	**$ (526,180)**	**$ 404,323**

See independent accountant's review report and accompanying notes to financial statements.

GENERAL GENOMICS, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
OCTOBER 26, 2020

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$	(526,180)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation expense		8,457
(Increase) decrease in assets:		
Accounts receivable		(236,696)
Prepaid expenses and other current assets		(6,737)
Increase (decrease) in liabilities:		-
Accounts payable		17,382
Accrued expenses		-
CASH USED FOR OPERATING ACTIVITIES		(743,774)

CASH FLOWS FROM INVESTING ACTIVITIES

Cash used for intangible assets		(82,153)
Cash used for fixed assets		(11,599)
CASH USED FOR INVESTING ACTIVITIES		(93,752)

CASH FLOWS FROM FINANCING ACTIVITIES

Issuance of common stock		710
Issuance of notes payable - related party		65,829
Issuance of SAFE obligations		929,793
CASH PROVIDED BY FINANCING ACTIVITIES		996,332

NET INCREASE IN CASH		158,806
CASH AT BEGINNING OF YEAR		-
CASH AT END OF YEAR	$	158,806

CASH PAID DURING THE YEAR FOR:

INTEREST	$	-
INCOME TAXES	$	-

See independent accountant's review report and accompanying notes to financial statements.

1.   <u>Summary of Significant Accounting Policies</u>

The Company
The consolidated financial statements have been prepared to present the financial position and results of operations of the following entities (collectively, the "Company").

General Genomics, Inc. was incorporated in the Delaware on April 9, 2020.

Curo46, LLC was registered in the State of Texas on July 31, 2020. Curo46, LLC is wholly owned and operated by General Genomics, Inc.

Pyxis, LLC was registered in the State of Texas on April 20, 2020. Pyxis, LLC is wholly owned and operated by General Genomics, Inc.

General Genetics, LLC was registered in the State of Texas on April 20, 2020. General Genetics, LLC is wholly owned and operated by General Genomics, Inc.

The Company created a software that will analyze an individual's health history to determine susceptibility of contracting Coronavirus (COVID-19). The Company developed a Proprietary Predictive Algorithm (PPA) that measures multiple variables at once to understand the possible relationships that exist.

Fiscal Year
The Company operates on a December 31st year-end.

Principles of Consolidation and Basis of Accounting
The consolidated financial statements include the accounts of General Genomics, Inc., Curo46, LLC, Pyxis, LLC and General Genetics, LLC (collectively, the "Company). Curo46, LLC and Pyxis, LLC are fully owned by General Genomics, Inc. The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). All significant intercompany balance and transactions have been eliminated in the accompanying consolidated financial statements.

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of October 26, 2020, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

1.　　**Summary of Significant Accounting Policies (continued)**

Accounts Receivable
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of October 26, 2020, the Company believed that all amounts in accounts receivable are collectible.

Intangible Assets
The Company has recorded intangible assets at cost. The intangible assets consist of software development costs. Software development costs are amortized over five years. Amortization expense for the period ending October 26, 2020, was $6,846.

Property and Equipment
Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Office equipment are depreciated over three years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Income Taxes
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal year 2020. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and Texas.

1.   **Summary of Significant Accounting Policies (continued)**

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time to time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound and the risk of loss is low.

Revenue Recognition
The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of October 26, 2020, the Company had recognized sales of $219,313.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

New Accounting Pronouncements
There are no recent accounting pronouncements that are expected to have a material impact on our financial position.

2. **Commitments and Contingencies**

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. **Property and Equipment**

Property and equipment consisted of the following at October 26, 2020:

Property and equipment at cost:	
Office Equipment	$ 11,600
	11,600
Less: Accumulated depreciation	1,612
Total	$ 9,988

4. **SAFE Obligations**

Since inception, the Company issued Simple Agreements for Future Equity ("SAFE"). The SAFE agreements have no maturity date and bear no interest. The SAFE agreements provide a right to the holder to future equity in the Company in the form of SAFE Preferred Stock. SAFE Preferred Stock are shares of a series of Preferred Stock issued to the investor in an equity financing, having identical rights, privileges, preferences and restrictions as the shares of standard Preferred Stock offered to non-holders of SAFE agreements other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the conversion price; and (ii) the basis for any dividend rights, which will be based on the conversion price. The number of shares issued to the holder is determined by either (1) the face value of the SAFE agreement divided by the price per share of the standard preferred stock issued, if the pre-money valuation is less than or equal to the valuation cap; or (2) a number of shares of SAFE Preferred Stock equal to the face value of the SAFE agreement divided by the price per share equal to the valuation cap divided by the total capitalization of the company immediately prior to an equity financing event. Total capitalization of the company includes all shares of capital stock issued and outstanding and outstanding vested and unvested options as if converted.

If there is a liquidity event (as defined in the SAFE agreements), the investor will, at their option, either (i) receive a cash payment equal to the face value of the SAFE agreement ("Purchase Amount") or (ii) automatically receive from the Company a number of shares of common stock equal to the Purchase Amount divided by the price per share equal to the valuation cap divided by the Liquidity Capitalization ("Liquidity Price") (as defined in the SAFE agreements). If there are not enough funds to pay the holders of SAFE agreements in full, then all of the Company's available funds will be distributed with equal priority and pro-rata among the SAFE agreement holders in proportion to their Purchase Amounts and they will automatically receive the number of shares of common stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

4.   <u>**SAFE Obligations (continued)**</u>

If there is a dissolution event (as defined in the SAFE agreements), the Company will pay an amount equal to the Purchase Amount, due and payable to the investor immediately prior to, or concurrent with, the consummation of the dissolution event. The Purchase Amount will be paid prior and in preference to any distribution of any of the assets of the Company to holders of outstanding capital stock. If immediately prior to the consummation of the dissolution event, the assets of the Company legally available for distribution to all SAFE holders, are insufficient to permit the payment to their respective Purchase Amounts, then all of the assets of the Company legally available for distribution will be distributed with equal priority and pro-rata among the SAFE holders as a single class.

The SAFE agreements will expire and terminate upon either (i) the issuance of shares to the investor pursuant to an equity financing event or (ii) the payment, or setting aside for payment, of amounts due to the investor pursuant to a liquidity or dissolution event.

As of October 26, 2020, no SAFE agreements had been converted into equity, nor had any terminated or expired based on the terms of the agreements.

As of October 26, 2020, the Company had $250,000 of SAFE obligations outstanding (issued August 21, 2020), with post money valuation caps of $50,000,000.

The Company accounts for the SAFE agreements under ASC 480 (Distinguishing Liabilities from Equity), which requires that they be recorded at fair value as of the balance sheet date. Any changes in fair value are to be recorded in the statement of income. The Company has determined that the fair value at the date of issuance, and as of October 26, 2020 are both consistent with the proceeds received at issuance, and therefore there is no mark-to-market fair value adjustments required, or reflected in income for the period ended October 26, 2020.

5.   <u>**Notes Payable – Related Party**</u>

Since inception, shareholders of the Company has provided loans to the Company, valued at $65,705, as of October 26, 2020. Interest accrues at 1% per annum, and there are no minimum monthly payments and no maturity dates. Management does not intend to pay back the loans in the next year.

6.   <u>**Equity**</u>

Common Stock
Under the amended and restated certificate of incorporation, the Company has the authority to issue up to 80,000,000 shares of common stock, at a $0.00001 par value per share. As of October 26, 2020, 70,999,999 shares are issued and outstanding.

Equity Incentive
Under the Operating Agreement, the Company can issue compensatory equity interests to employees, contractors, and advisors. One million (1,000,000) shares of common stock (included above) is reserved for equity incentives. These shares typically vest over 48 months. As of October 26, 2020, the Company has not issued any shares.

7.   <u>**Subsequent Events**</u>

On October 29, 2020, the Company received an Opinion of Value, from Stonebridge Advisory, Inc. The Fair Market value of the Company is estimated at $320,000,000 for the enterprise value. Enterprise value h is the invested capital value (debt and equity) of the business.

The Company has evaluated subsequent events through November 4, 2020, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.